Points International Ltd. Reports Third Quarter 2006 Results

•	Core revenue, excluding interest, increased 28% year-over-year, and 45% excluding foreign exchange impact
•	Total revenue increased to $2.8 million, a 20% year-over-year increase and a 36% increase excluding the foreign exchange impact
•	Successfully Launched TrAAvel Perks®, a new travel program for members of American Airlines’ AAdvantage Program
•	Partnered with Travelocity to develop "Book with Points" enabling consumers to book and purchase any seat or room with their loyalty program currencies.
•	In October, announced partnership with Bally Technologies® to enter gaming industry

TORONTO, November 8, Points International Ltd. (TSX: PTS; OTC: PTSEF; "Points" or the "Company"), the owner and operator of Points.com, the world's leading reward program management portal, announced today results for the three and nine months ended September 30, 2006.

Total revenues in the third quarter of 2006 were $2.8 million, an increase of 20% versus the $2.4 million reported in the third quarter of 2005, and a 4% sequential increase from the second quarter of 2006. Adjusted for the impact of the weakened U.S. dollar during the third quarter, Points’ third quarter revenue growth would have included a further $392,000, resulting in a 36% increase versus the third quarter of 2005, and $62,000 versus the second quarter of 2006, resulting in a 6% increase versus that period. The Company continues to have a strong recurring revenue base, with 93% of its revenues in the quarter being recurring in nature, the same as the Company experienced in the third quarter of 2005.

The Company reduced its operating loss (i.e., loss before interest, amortization and other items) for the third quarter of 2006 to $730,000 compared to a loss of $760,000 in the same period last year and versus a loss of $1.8 million in the second quarter of 2006, a 60% sequential improvement.

The Company reported a net loss for the third quarter of 2006 of $1.9 million, or $0.02 per share, based on 103 million weighted-average shares outstanding, versus a net loss of $2.5 million, or $0.03 per share, on 82.4 million weighted average shares, in the third quarter of 2005, and versus a net loss of $3.2 million, or $0.03 per share, on 98.0 million weighted-average shares outstanding in the second quarter of 2006.

Third quarter revenues from Points Solutions (defined as revenues excluding interest income), which represented 98% of the total, increased 28% year-over-year, and 5% versus the second quarter of 2006. Adjusted for the impact of the weaker U.S. dollar, Points' third quarter would have included an additional $363,000 in revenue, resulting in 45% growth versus the third quarter of 2005, and an additional $60,000, resulting in a 7% increase versus the second quarter of 2006.

“We are pleased with the third quarter results marked by strong year-over-year revenue growth,” said Rob MacLean, Chief Executive Officer of Points. “During the quarter, we continued to successfully execute our growth strategy by further expanding our partner relationships, and investing in product innovation. We are especially excited by our launch of American Express® Membership Rewards® program on Points.com which took place in July. The American Express Membership Rewards Program is one of the most successful and largest rewards programs in the financials services sector and we look forward to growing that relationship. In total we added two new partners bringing the Points.com total to 51.”

Mr. MacLean continued, “Separately we launched two exciting new products during the quarter - TrAAvel Perks, the new travel club for American Airlines, and “Book with Points” in partnership with Travelocity. Once launched, “Book with Points” allows us to tap into the $15 billion reward travel industry allowing loyalty-program members to book and purchase any seat, room or event offered by Travelocity using their points and miles as if they were cash. In addition, we recently announced our entry into the very lucrative gaming market through our partnership with Bally Technologies. Loyalty programs in the gaming industry are very large and growing rapidly. We are excited to attack this dynamic market partnered with the industry’s leading player.”

Mr. MacLean concluded, “Based on our recently accomplished financial and strategic milestones, we are very optimistic about the Company’s future. We continue to add leading industry players to our partnership base and remain committed to delivering reliable and technologically innovative solutions to consumers and our partners. With a full pipeline and significantly improved bottom-line performance this quarter, we anticipate strong revenue growth as we move to EBITDA profitability in the fourth quarter.”

Business Highlights in the Third Quarter and to the Date Hereof

•	Partnered with Bally Technologies® to introduce the Points.com portal and Points.com Business Solutions (PBS) products to the evolving reward programs available throughout the gaming industry
•
Signed an exclusive agreement with Travelocity to develop "Book with Points," a new product that will enable loyalty-program members to use miles and points from their various reward programs to directly book and purchase travel as if they were using cash

•	Launched the TrAAvel Perks program with American Airlines, a fully outsourced travel and entertainment discount program managed by Points.com
•	Launched American Express Membership Rewards, the most successful rewards program in the financial services sector, on Points.com

Business Metrics in the Third Quarter

Total
•	Total points/miles transacted during the third quarter increased 33% versus last year to 1.9 billion, bringing total cumulative points/miles transacted to 21.6 billion
•	The total number of transactions increased 7% versus last year to approximately 271,000

Private Branded Channels
•	Total points/miles transacted on products distributed through Points’ partner channels rose 20% to 1.5 billion bringing the cumulative total to 18.9 billion
•	Approximately 244,000 transactions took place, a 2% increase compared to a year ago

Points.com Channel
•	Nearly 300 million points were transacted on Points.com, a 200% increase versus 2005
•	The number of points/miles transactions grew 291% to approximately 22,000
•	Cumulative registered users on Points.com increased 57% year-over-year to 1.4 million

Total operating expenses for the third quarter of 2006 were $3.6 million, a 14% increase versus the third quarter of 2005, and 22% decrease versus operating expenses of $4.5 million in the second quarter of 2006. The decrease in operating expenses versus the second quarter was primarily attributable to lower marketing expenses and employment costs. The operating loss (i.e., loss before interest, amortization and other items) for the third quarter of 2006 totaled $730,000 compared to a loss of $760,000 in the same period last year and versus a loss of $1.8 million in the second quarter of 2006.

Non-cash charges, including foreign exchange loss, accrued interest, the amortization of property, plant and equipment, intangible assets, stock option expense and deferred costs, accounted for $1.2 million of the net loss in the third quarter of 2006, compared to $1.8 million in the previous year.

For the nine months ended September 30, 2006, Points generated revenue of $8.4 million, a 12% increase versus the first nine months of 2005 and a 20% increase excluding foreign exchange impact. The Points Solutions products generated revenues of $8.2 million, a 16% increase compared to the first nine months of 2005 and a 24% increase excluding the foreign exchange impact. The Company reported an operating loss (i.e. loss before interest, amortization and other items) of $3.6 million for the first nine months of 2006, versus $3.0 million in the first nine months of 2005. The Company reported a net loss of $7.3 million, or $0.07 per share, for the first nine months of 2006, versus a net loss of $7.1 million, or $0.09 per share, in the first nine months of 2005.

As of September 30, 2006, Points’ balance sheet remained strong with cash and cash equivalents of $19.6 million.

Business Outlook
The Company expects revenue for 2006 to be between $11.5 million and $13 million, and expects to achieve earnings before interest, taxes, depreciation and amortization (“EBITDA”) profitability in the fourth quarter of 2006. For 2007, the Company expects revenues to be between $17 million and $20 million and to achieve positive EBITDA for the year. Based on the Business Outlook above, the fourth quarter revenue is projected to be in the range of $3.1 million and $4.6 million. The revenue outlook assumes that the existing products and services will continue to perform along historical growth curves and that the transaction rates of new contracted products and services will grow in a manner consistent with the Company’s experience with existing partners. In addition to the revenue assumptions above, the expense outlook incorporates modest expense growth versus the prior year. This outlook is based on the Company's current views. For more information see the safe harbor statement below.

Conference Call
The Company's executives will hold a conference call today at 4:30 p.m. Eastern Time to discuss the results and business outlook. Interested parties should dial (800) 967-7140 if calling from the United States or Canada and (719) 457-2629 if calling internationally. There will be a replay available until December 8, 2006. Those interested in accessing the replay should dial (888) 203-1112 when calling from the United States or Canada. International callers may access the call by dialing (719) 457-0820. Callers should use reservation code 4199176.

About Points International Ltd.
Points International Ltd. is owner and operator of Points.com, the world's leading reward-program management portal. At Points.com consumers can Swap, Earn, Buy, Gift, Share and Redeem miles and points from more than 25 of the world's leading reward programs. Participating programs include American Airlines AAdvantage® program, American Express® Membership Rewards®, Aeroplan®, AsiaMiles(TM), Cendant TripRewards®, Delta SkyMiles®, Gold Points Reward Network, InterContinental Hotels Group's Priority Club® Rewards, and S&H greenpoints. Redemption partners include Amazon.com® and Starbucks.

Website: http://www.points.com

Safe Harbor Statement

This press release contains or incorporates forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of the "safe harbour" provisions of applicable Canadian provincial securities legislation (collectively "forward-looking statements"). These forward-looking statements relate to, among other things, our guidance for 2006 and 2007 with respect to revenue, EBITDA, and our objectives, strategic plans and business development goals and may also include other statements that are predictive in nature or that depend upon or refer to future events or conditions and can generally be identified by words such as "expects," "anticipates," "intends," "plans," "believes," "estimates" or similar expressions In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. These statements are not historical facts but instead represent only the Company's expectations, estimates and projections regarding future events.

Although the Company believes the expectations reflected in such forward-looking statements are reasonable, the forward-looking statements are not guarantees of future performance, involve certain risks and uncertainties that are difficult to predict and undue reliance should not be placed on such statements. Certain material factors or assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially are referred to in the body of this news release and also include the risks and uncertainties discussed herein, the matters set forth under "Risks and Uncertainties" contained in the Company's Annual Information Form filed with applicable securities regulators and the factors detailed in the Company's other filings with applicable securities regulators, including the factors detailed in the Company's annual and interim financial statements and the notes thereto. The Company does not undertake any obligation to update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release or to reflect the occurrence of unanticipated events, except as required by law. All dollar amounts herein are in Canadian dollars unless otherwise specified.

CONTACT:

Steve Yuzpe, CFO	Allyson Pooley
Points International Ltd.	Integrated Corporate Relations
(416) 596-6382	(310) 954-1100
steve.yuzpe@points.com	allyson.pooley@icrinc.com

POINTS INTERNATIONAL LTD.
UNAUDITED CONSOLIDATED BALANCE SHEETS

	September 30,	December 31,
AS AT	2006	2005
ASSETS
CURRENT
Cash and cash equivalents (Note 6)	$19,627,385	$19,983,607
Short-term investments	-	2,348,418
Accounts receivable	2,198,677	2,739,224
Prepaids and sundry assets	2,351,780	1,893,605
	24,177,842	26,964,854
PROPERTY, PLANT AND EQUIPMENT	3,078,748	3,606,840
GOODWILL AND INTANGIBLE ASSETS	7,022,041	7,602,503
DEFERRED COSTS	1,543,492	1,699,030
FUTURE INCOME TAXES RECOVERABLE	590,000	590,000
		13,498,372
	$36,412,123	$40,463,226
LIABILITIES
CURRENT
Accounts payable and accrued liabilities	1,961,890	2,284,257
Deposits	18,053,490	15,810,853
Current portion of loan payable	33,515	33,515
Current portion of acquisition loan payable	-	390,166
	20,048,895	18,518,791
LOAN PAYABLE	13,029	35,107
CONVERTIBLE DEBENTURE (Note 7)	-	9,699,180
CONVERTIBLE PREFERRED SHARES	19,228,823	18,396,456
	39,290,747	46,649,533
SHAREHOLDERS' DEFICIENCY
CAPITAL STOCK	43,043,193	36,404,342
WARRANTS (Note 7)	186,688	2,758,688
CONTRIBUTED SURPLUS	8,609,768	2,079,423
DEFICIT	(54,718,273)	(47,428,760)
	(2,878,624)	(6,186,307)
	$36,412,123	$40,463,226

POINTS INTERNATIONAL LTD.
UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

FOR THE PERIOD ENDED SEPTEMBER 30, 2006	9 Month Period		3 Month Period
	Jan-Sep 30/06	Jan-Sep 30/05	Jul-Sep 30/06	Jul-Sep 30/05
REVENUES
Points operations	$8,229,353	$7,090,231	$2,788,724	$2,176,013
Interest income	174,282	414,874	49,186	196,781
	8,403,635	7,505,105	2,837,910	2,372,793
GENERAL AND ADMINISTRATION EXPENSES	12,000,724	10,528,827	3,568,080	3,132,518
LOSS- Before interest, amortization and other items	(3,597,089)	(3,023,722)	(730,170)	(759,724)
Foreign Exchange Loss (Gain)	240,650	444,404	(2,399)	536,691
Interest on convertible debenture	194,753	595,803	-	183,003
Interest on Preferred Shares	832,367	771,911	277,456	277,456
Interest, loss on short-term investment and capital tax	71,478	97,391	60,564	16,554
Amortization of property, plant and equipment, intangible
assets and deferred costs	2,353,176	2,138,982	821,821	761,211
	3,692,424	4,048,491	1,157,442	1,774,916
LOSS	$(7,289,513)	$(7,072,213)	$(1,887,612)	$(2,534,640)
LOSS PER SHARE	($0.07)	($0.09)	($0.02)	($0.03)

POINTS INTERNATIONAL LTD.
UNAUDITED CONSOLIDATED STATEMENT OF DEFICIT

FOR THE PERIOD ENDED SEPTEMBER 30, 2006	9 Month Period		3 Month Period
	Jan-Sep 30/06	Jan-Sep 30/05	Jul-Sep 30/06	Jul-Sep 30/05

DEFICIT - Beginning of period	$(47,428,760)	$(37,504,525)	$(52,830,661)	$(42,042,098)
NET LOSS - For the Period	(7,289,513)	(7,072,213)	(1,887,612)	(2,534,640)
DEFICIT - End of period	$(54,718,273)	$(44,576,738)	$(54,718,273)	$(44,576,738)